

Mail Stop 4631

December 11, 2009

via U.S. mail and facsimile

Timothy K. Pistell, CFO
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, OH 44124-4141

   RE: Parker-Hannifin Corporation
     Form 10-K for the Fiscal Year Ended June 30, 2009
     Filed August 27, 2009
     Schedule 14A Filed on September 28, 2009
     File No. 1-4982

Dear Mr. Pistell:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Hagen Ganem, Staff Attorney, at (202) 551-3330, or in his absence, Craig Slivka, Special Counsel, at (202) 551-3729.

            Sincerely,

            Terence O'Brien
            Accounting Branch Chief